January 16, 2015

Via EDGAR

Mr. Jim B. Rosenberg

Senior Assistant Chief Accountant

Division of Corporation Finance

U.S. Securities and Exchange Commission

100 F Street, NE

Washington, DC 20549

Re:	Sagent Pharmaceuticals, Inc.

Form 10-K for the Fiscal Year Ended December 31, 2013

Filed March 7, 2014

Form 10-Q for the Quarterly Period Ended September 30, 2014

File No. 001-35144

Dear Mr. Rosenberg:

On behalf of Sagent Pharmaceuticals, Inc. (the “Company”), this letter responds to the letter, dated December 18, 2014 (the “Comment Letter”) from the staff of the Division of Corporation Finance of the U.S. Securities and Exchange Commission (the “Staff”) to Jonathon M. Singer, Executive Vice President and Chief Financial Officer of the Company, regarding the above-referenced filings. For the convenience of the Staff’s review, we have set forth below the comments contained in the Comment Letter along with our responses.

Form 10-K for the Fiscal Year Ended December 31, 2013

Note 1. Summary of Significant Accounting Policies

Product Development Agreements, page 55

1.	You state that non-refundable milestone payments made under contract research and development arrangements or product licensing arrangements prior to regulatory approval may be deferred and are expensed as the related services are delivered and the milestone is achieved. Please tell us under what circumstances you would defer milestone payments and what accounting literature supports your accounting treatment for deferral.

Response:

Certain development and supply agreements we enter with contract research and development and manufacturing entities include a series of non-refundable contractual payments related to the development life-cycle of a pharmaceutical product. Generally, the first contractual payment that is owed to the counterparty is due at contract signing and represents a non-refundable payment for contracted research and development services to be rendered in the future.

For these contractual payments made at the time of contract signing, we follow the guidance in ASC 730-20-25-13, which states in part that “Nonrefundable advance payments for goods or services that have the characteristics that will be used or rendered for future research and development activities pursuant to an executory contractual arrangement shall be deferred and capitalized.” Accordingly, as the payment made at contract signing is a nonrefundable advance payment, made in consideration for services to be rendered by our counterparty for research and development activities, we have deferred the related costs on our balance sheet and recognize the expense as the related services are provided.

In our 2014 Form 10-K, to further clarify our accounting policy, we plan to revise the disclosure in the first paragraph of the Product Development Agreements section of Note 1. Summary of Significant Accounting Policies substantially as set forth below (proposed modifications to the policy are marked for emphasis):

Product development costs are expensed as incurred. These expenses include the costs of our internal product development efforts and acquired in-process research and development, as well as product development costs incurred in connection with our third-party collaboration efforts. Non-refundable contractual ~~milestone~~ payments made under contract research and development arrangements or product licensing arrangements for future research and development activities prior to regulatory approval may be deferred and are expensed as the related services are delivered ~~and the milestone is achieved~~. If we determine that it is no longer probable that the product will be pursued, any related capitalized amount is expensed in the current period.

2.	You state that you make the determination whether to capitalize or expense amounts related to the development of new products and technologies through agreements with third parties based on your ability to recover your cost in a reasonable period of time from the estimated future cash flows anticipated to be generated pursuant to each arrangement. Please tell us under what circumstances you would capitalize new product and technology costs and what accounting literature you use to support your accounting treatment.

Response:

Pursuant to certain of our development and supply agreements, we may acquire a license to sell product over a defined term, generally five to seven years. The acquisition of the licenses occur contingent upon, and subsequent to, approval of an ANDA by the FDA. The consideration paid for the license represents an acquired intangible asset that is recognized pursuant to the provisions of ASC 350-30-25-1 which states that “An intangible asset that is acquired either individually or with a group of other assets shall be recognized.” The license fee meets the definition of a contract-based intangible asset, as defined in ASC 805-20-55-31, which states in part:

“Contract-based intangible assets represent the value of rights that arise from contractual arrangements…Examples of contract-based intangible assets are…licensing, royalty, standstill agreements…”

If we determine that our anticipated future product sales are not expected to generate sufficient undiscounted future cash flows to recover the cost of the license fee related to such product within the applicable license period, the asset would be considered impaired, and would be subject to an immediate impairment loss, as described in ASC 350-30-35.

In our 2014 Form 10-K, to further clarify our accounting policy, we plan to revise the disclosure in the second paragraph of the Product Development Agreements section of Note 1. Summary of Significant Accounting Policies substantially as set forth below (proposed modifications to the policy are marked for emphasis):

Once a product receives regulatory approval, we record any ~~subsequent~~ contractual ~~milestone~~ payments for the license to sell the developed product as an intangible asset to be amortized on a straight-line basis as a component of cost of sales over the shorter of the related license period or the estimated life of the acquired product. At December 31, 2014, the amortization period for intangible assets arising from approved products ranges from • to • years with a weighted-average period prior to the next renewal or extension of • years. We make the determination whether to capitalize or expense amounts related to the development of new products and technologies through agreements with third parties based on our ability to recover our cost in a reasonable period of time, generally the initial license term, from the estimated future cash flows anticipated to be generated pursuant to each agreement. Market, regulatory and legal factors, among other things, may affect the realizability of the projected cash flows that an agreement was initially expected to generate. We regularly monitor these factors and subject capitalized costs to periodic impairment testing.

Form 10-Q for the Quarterly Period Ended September 30, 2014

Management’s Discussion and Analysis of Financial Conditions and Results of Operations, page 15

3.	Please provide revised disclosures to be included in future periodic filings about the current state of events for the FDA warning letter received by a facility owned by Agila Specialties Private Limited, the manufacturer of products for a joint venture of the Company. Discuss the effects on your historical and future results of operations.

Response:

Agila’s Specialty Formulation Facility (“SFF”) received a warning letter from the FDA in September 2013. Since SFF’s receipt of the warning letter, we have received a reduced supply of products from this facility, and we have not received FDA approvals for new products to be manufactured at the facility, which approvals had been previously forecasted to be received throughout 2014 and 2015. The SFF facility is one of three Agila facilities which manufacture products sold by the Company.

If our ongoing supply from SFF had not been curtailed due to the warning letter, we estimate that our net revenues and gross profit would have increased by approximately 0.4% and 0.1%, respectively, for the year ended December 31, 2014. We believe that our forecasted net revenues and gross profit for the year ending December 31, 2015 would increase by 0.3% and 0.1%, respectively, if normal supply from SFF resumed as of January 1, 2015 and continued throughout the year.

We estimate that, absent the delays in receipt of FDA approvals for new products to be manufactured from SFF due to the warning letter, our net revenues and gross profit would have increased by approximately 3.4% and 1.0%, respectively, for the year ended December 31, 2014, and our forecasted net revenues and gross profit for the year ending December 31, 2015 would increase by 2.6% and 0.7%, respectively.

As the estimated impact of the warning letter has neither been material to our historical results, nor is it expected to be material to our future results, in our future periodic reports, beginning with our Form 10-K for the Fiscal Year Ended December 31, 2014, we plan to include the following updated risk factor disclosure within the current Risk Factor titled “If we or any of our business partners are unable to comply with the quality and regulatory standards applicable to pharmaceutical drug manufacturers, or if approvals of pending applications are not granted or are delayed we may be unable to meet the demand for our products, may lose potential revenues and our business, financial position and results of operations may be materially adversely affected.” (proposed disclosure changes are marked for emphasis):

In September 2013, a facility owned by Agila Specialities Private Limited (“Agila”, the manufacturer of products for Sagent Agila, received a warning letter from the FDA related to the FDA inspection of Agila’s Specialty Formulation Facility (“SFF”) in Bangalore, India. The warning letter identified violations of current good manufacturing practice (“cGMP”) related to the prevention of microbiological contamination of sterile drug products and systems to monitor environmental conditions in aseptic processing. The warning letter also described other deficiencies in the quality management function of SFF. The warning letter stated that new drug applications may not be approved until the facility has completed and the FDA has confirmed the remediation efforts and compliance with cGMP. As of December 31, 2014, the SFF facility remains subject to the warning letter. Delays in the approval of the six Sagent Agila ANDAs currently being reviewed by the FDA for new products to be manufactured by SFF, or limitations on the importation of products from the SFF facility, did not have a material effect on the results of our operations for the year ended December 31, 2014. However, if the SFF facility does not timely or adequately complete its remediation efforts, or otherwise fails to comply with our quality standards or cGMP requirements in the future, our business, financial position or results of operations could be materially adversely affected. ~~could have a material adverse effect on our business, financial position and results of operations.~~

In responding to the Staff’s comments, the Company acknowledges that:

•	The Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please contact me at (847) 908-1605 if you have any questions with respect to the matters covered by this letter or need further information.

Sincerely,

/s/ Jonathon M. Singer
Jonathon M. Singer
Executive Vice President and Chief Financial Officer